UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  /  /  Form 10-K   /  /  Form 20-F   / X /  Form 11-K   /  /  Form 10-Q   /  /  Form 10-D   /  /  Form N-SAR   /  /  Form N-CSR

For Period Ended:  December 31, 2005

/  /  Transition Report on Form 10-K

/  /  Transition Report on Form 20-F

/  /  Transition Report on Form 11-K

/  /  Transition Report on Form 10-Q

/  /  Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  NA

_________________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

AMERON INTERNATIONAL CORPORATION (with respect to Ameron International Corporation 401(k) Retirement Savings Plan)

Former Name if Applicable:  NA

Address of Principal Executive Office (Street and Number):

245 South Los Robles Avenue

City, State and Zip Code:

Pasadena, California 91101-3638

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed.   (Check box if appropriate)  / X /

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form

N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

   Ameron International Corporation (the "Company") hereby requests an extension of time to file its Form 11-K for the year ended December 31, 2005 (the "Form 11-K") in respect of the Ameron International Corporation 401(k) Plan (the "401(k) Plan").  The Company's independent accountants are in the process of completing the financial statements and schedules to be prepared in accordance with the financial reporting requirements of ERISA.  Such financial statements and schedules are required for the filing of the Form 11-K.  These delays are beyond the control of the Company.  The Form 11-K for the 401(k) Plan will be filed as soon as possible after the audited financial statements and schedules are completed.  We anticipate this filing to be completed on or before July 14, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

James R. McLaughlin	(626)	683-4000

   (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section

30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ?  If answer is no, identify report(s).  / X /  Yes  /  /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal

year will be reflected by the earnings statements to be included in the subject report or portion thereof ?  /  /  Yes  / X /   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ameron International Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ James R. McLaughlin
James R. McLaughlin, Senior Vice President, Chief Financial Officer & Treasurer

Date: June 29, 2006

ACCOUNTANT'S STATEMENT REQUIRED BY RULE 12B-25(c)

We have not completed our review of the financial statements of the Ameron International Corporation 401(k) Plan for the year ended December 31, 2005.  As a result, Ameron International Corporation was unable to file the Form 11-K for the Ameron International Corporation 401(k) Plan for the year ended December 31, 2005 by the required date of June 29, 2006.  We anticipate that the Form 11-K will be filed no later than July 14, 2006.

By:	/s/ McGladrey & Pullen, LLP
McGladrey & Pullen, LLP